U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR

         For Period ended:  March 31, 2009
         ☐ Transition Report on Form 10-K
         ☐ Transition Report on Form 20-F
         ☐ Transition Report on Form 11-K
         ☐ Transition Report on Form 10-Q
         ☐ Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  N/A

PART I - REGISTRANT INFORMATION

Sionix Corporation
Full Name of Registrant

N/A
Former Name if Applicable

3880 East Eagle Drive
Address of Principal Executive Office (Street and Number)

Anaheim, California 92807
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant is continuing the process of gathering information to complete the preparation of its financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rodney Anderson	714	678-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sionix Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009

/s/ Rodney Anderson
Rodney Anderson, Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25
Notice of Late Filing
Part IV, Item 3

	For the three months
	ended March 31,
	2009	2008	Estimated Change
	(Estimated)	(Restated)	Amount	Percentage

Revenues	$-	$-	$-	$-

Operating expenses
General and administrative	318,926	627,224	308,298	49%
Research and development	89,605	329,028	239,423	73%
Depreciation and amortization	12,486	8,157	(4,329)	-53%
Total operating expenses	421,017	964,409	543,392	56%
Loss from Operations	(421,017)	(964,409)	(543,392)	56%

Other income (expense)
Interest income	277	366	89	24%
Interest expense	(63,758)	(554,065)	(490,307)	88%
Decrease (increase) in warrant liability	(215,942)	4,168,133	4,384,075	105%
Decrease (increase) in beneficial
conversion features liability		347,780	347,780	100%
Loss on settlement of debt	(16,184)		16,184
Loss on lease termination		(129,166)
Write-off of property and equipment	(232,483)		232,483
Total Other Income (Expense)	(528,090)	3,833,048	4,490,304	117%
Loss before income taxes	(949,107)	2,868,639	3,946,912	138%
Income Taxes
Net Income (Loss)	$(949,107)	$2,868,639	$3,946,912	138%

General and administrative expenses will be approximately $318,926 during the three months ended March 31, 2009, a decrease approximately of $308,298 or 49%, as compared to $627,224 for the three months ended March 31, 2008.  The decrease in general and administrative expenses contributed to the significant decrease in operating expenses. During the three months ended March 31, 2008, warrants having a relative fair value of $165,022 were issued to the purchasers of common stock and classified as general and administrative expenses.

Research and development expenses will be approximately $89,605 during the three months ended March 31, 2009, a decrease of approximately $239,423 or 73%, as compared to $329,028 for the three months ended March 31, 2008.  The decrease in research and development expenses resulted primarily from the reallocation of personnel for the design of the two water treatment systems ordered during the 2009 fiscal year.

Interest expense will be approximately $63,758 during the three months ended March 31, 2009, a decrease of approximately $490,307 or 88%, as compared to $554,065 for the three months ended March 31, 2008. The significant interest expense we incurred during the three months ended March 31, 2008 was due primarily to the amortization of the beneficial conversion features discount and warrant discount of the convertible debt securities, while during the three months ended March 31, 2009 there was a decrease in outstanding debt principal, which resulted in lower interest expenses.

Decrease (increase) in warrant liability will be approximately $(215,942) during the three months ended March 31, 2009, an increase of approximately $4,384,075 or 105%, as compared to $4,168,133 during the three months ended March 31, 2008. The increase in warrant liability was due to the increase in the trading price of our Common Stock, resulting in a higher Black Sholes valuation model valuation calculation of the warrant liability.

Decrease in beneficial conversion features liability was $347,780 during the three months ended March 31, 2008. The decrease in beneficial conversion features liability was due to the expiration of the expected term of the beneficial conversion features of our convertible debt.

During the three months ended March 31, 2009 the Company recorded a loss on settlement of debt of $16,184 related to the conversion of notes payable and accrued interest into Common Stock.

During the three months ended March 31, 2009 the Company recorded a write-off of property and equipment of $232,483 due to the issuance of options related to the purchase of machinery and equipment from RJ Metal Co.

During the three months ended March 31, 2008 the Company recorded a write-off of property and equipment for $129,166 related to the termination of lease.

	For the six months
	ended March 31,
	2009	2008	Estimated Change
	(Estimated)	(Restated)	Amount	Percentage

Revenues	$-	$-	$-	$-

Operating expenses
General and administrative	964,891	5,691,794	4,726,903	83%
Research and development	268,569	565,932	297,363	53%
Depreciation and amortization	24,846	16,314	(8,532)	-52%
Total operating expenses	1,258,306	6,274,040	5,015,734	80%
Loss from Operations	(1,258,306)	(6,274,040)	(5,015,734)	80%

Other income (expense)
Interest income	3,868	1,279	(2,589)	-202%
Interest expense	(158,523)	(1,060,790)	(902,267)	85%
Decrease (increase) in warrant liability	1,635,426	4,927,906	3,292,480	67%
Decrease (increase) in beneficial
conversion features liability	26,000	555,929	529,929	95%
Loss on settlement of debt	(16,184)		16,184
Loss on lease termination		(129,166)	(129,166)	100%
Write-off of property and equipment	(232,483)		232,483
Write-off of beneficial conversion
feature and discount		380,440	380,440	100%
Total Other Income (Expense)	1,258,104	4,675,598	3,417,494	73%
Loss before income taxes	(202)	(1,598,442)	(1,598,240)	100%
Income Taxes		900		0%
Net Income (Loss)	$(202)	$(1,599,342)	$(1,598,240)	100%

General and administrative expenses will be approximately $964,891 during the six months ended March 31, 2009, a decrease of approximately $4,726,903 or 83%, as compared to $5,691,794 for the six months ended March 31, 2008.  The significant general and administrative expenses incurred during the six months ended March 31, 2008 were primarily due to the issuance of warrants having a fair value of $5,010,748. During the six months ended March 31, 2009, the Company issued warrants having a fair value of $470,727.

Research and development expenses approximately will be approximately $268,569 during the six months ended March 31, 2009, a decrease of approximately $297,363 or 53%, as compared to $565,932 for the six months ended March 31, 2008.  The decrease in research and development expenses resulted primarily from the reallocation of personnel for the design of the two water treatment systems ordered during the 2009 fiscal year.

Interest expense will be approximatley $158,523 during the six months ended March 31, 2009, a decrease of approximately $902,267 or 85%, as compared to $1,060,790 for the six months ended March 31, 2008. The significant interest expense we incurred during the six months ended March 31, 2008 was due primarily to the amortization of the beneficial conversion features discount and warrant discount of the convertible debt securities, while during the six months ended March 31, 2009 there was a decrease in outstanding debt principal, which resulted in lower interest.

Decrease in warrant liability will be approximately $1,635,426 during the six months ended March 31, 2009, a decrease of approximately $3,292,480 or 67%, as compared to $4,927,906 during the six months ended March 31, 2008. The reduction of decrease in warrant liability was due to the increase in the trading price of our Common Stock, resulting in a higher Black Sholes valuation model valuation calculation of the warrant liability.

Decrease in beneficial conversion features liability will be approximately $26,000 during the six months ended March 31, 2009, a decrease of approximately $529,929 or 95%, as compared to $555,929 for the six months ended March 31, 2008. The reduction of decrease in beneficial conversion features liability was due to the amortization expiration of the expected term of the beneficial conversion features of our convertible debt.

During the six months ended March 31, 2009 the Company recorded a loss on settlement of debt of $16,184 related to the conversion of notes payable and accrued interest into Common Stock.

During the six months ended March 31, 2009 the Company recorded a write-off of property and equipment for $232,483 due to the issuance of options related to the purchase of machinery and equipment from RJ Metal Co.

During the three months ended March 31, 2008 the Company recorded a write-off of property and equipment for $129,166 related to the termination of lease.

During the six months ended March 31, 2008 the Company recorded a write-off of beneficial conversion feature and discount of $380,440 related to the advisory board compensation.